 EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the ordinary shares, par value of US$0.00166667 per share of Powerbridge Technologies Co., Ltd., a Cayman Islands exempted company with limited liability whose principal place of business is in Zhuhai, China, shall be filed on behalf of the undersigned.

May 29, 2020

Hybridge Holdings Ltd.

By:	/s/ Ban Lor
Name: Ban Lor
Title: Sole Shareholder

By:	/s/ Ban Lor
Name: Ban Lor